UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 16, 2005

Pine Valley Mining Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Brtish Columbia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

501-535 Thurlow Street Vancouver, BC V6E 3L2
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

VANCOUVER, BRITISH COLUMBIA, February 16, 2005 – Pine Valley Mining Corporation
(TSX-VE: PVM; OTCBB: PVMCF) (the “Company” or “Pine Valley”) announces that it has entered into discussions and signed a non-binding proposal letter with an unaffiliated institutional lender ("Lender") under which, Lender will, if the transaction completes, lend to Pine Valley and its affiliates $25,000,000
(Canadian).  The proposed loan would include a Cdn. $5,000,000 Revolving Credit
Facility ("Revolver"), and a Cdn. $20,000,000 Senior Secured Term Loan ("Term
Loan").  The Revolver and the Term Loan are collectively referred to herein as the "Credit Facilities".

Proceeds from the Credit Facilities will be used to repay existing indebtedness of the Company,  finance capital expenditures, provide working capital, and for general corporate purposes.  The proposed Credit Facilities will require no principal repayments for six months from completion of the financing.  The Term
Loan will have a two year term and will be secured by a first priority security interest in all of the existing and after acquired real and personal assets of the Company.

The completion of the transaction related to the Credit Facilities is subject numerous conditions including completion by Lender of due diligence, of final documentation, no material adverse material change in the prospects or projections of the Company.

This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and risks associated with mining operations,  the Company’s need for and availability of additional financing, the restrictions imposed under  the
Company’s existing debt arrangements and its debt service requirements and the other  risk factors  discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated September 30, 2004.

PINE VALLEY MINING CORPORATION
“Graham Mackenzie”
Graham Mackenzie
President and Chief Executive Officer

Pine Valley Mining Corporation web site: www.pinevalleycoal.com

Contacts:
Graham Mackenzie    Mark Fields
President & CEO    Executive Vice President
(604) 682-4678    (604) 682-4678
Vancouver, British Columbia, Canada  Vancouver, British Columbia, Canada
gmackenzie@pinevalleycoal.com             mfields@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pine Valley Mining Corporation

Date: 02/16/2005	By:	Graham Mackenzie
	Name:	Graham Mackenzie
	Title:	President & CEO